EXECUTION VERSION

NOMINEE AGREEMENT
This Nominee Agreement (this “Agreement”), was made as of May 9, 2018, between Olayan Saudi Holding Company, a company formed under the laws of the Kingdom of Saudi Arabia (“Owner”) and Hana Investments Co. WLL, a company formed under the laws of Bahrain (“Nominee”) (each of Owner and Nominee to be referenced hereafter as a “Party” or collectively as “Parties”).
WHEREAS, pursuant to that certain Stock Purchase Agreement (the “SPA”), dated as of November 12, 2017, among Nominee, NPS Holdings Limited, a company formed under the laws of the Dubai International Financial Centre (“NPS”), and the Selling Stockholders (as defined in the SPA), Owner acquired as of January 16, 2018 (the “Closing Date”), the legal and beneficial ownership of 83,660,878 shares, par value $1.00 per share, of NPS (the “Shares”);
WHEREAS, Nominee and Owner are both entities within The Olayan Group; and
WHEREAS, at the request of Owner, Nominee and Owner have agreed that, from the Closing Date, (i) the Shares shall be registered in the name of Nominee, and (ii) Nominee shall hold, as nominee for Owner on the terms and subject to the conditions hereinafter set forth, the Shares and all related rights and interests thereto, Nominee having itself no beneficial interest in the Shares;
NOW in consideration of these premises and the mutual covenants, conditions and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:
1.          Nominee hereby acknowledges, declares, covenants and agrees that:
(a)          Nominee shall hold the Shares, and all right, title and interest therein and benefit to be derived therefrom, as nominee for and on behalf of Owner;
(b)          Nominee otherwise has no beneficial interest in the Shares; and
(c)          All attributes of the beneficial ownership of the Shares shall be and remain in Owner.
2.          Nominee covenants and agrees that it shall at all times and from time to time deal with the Shares as nominee for Owner only in accordance with the written or oral instructions and directions of Owner and not otherwise; and that it will do no act relating to the Shares without the express authorization and direction of Owner, and that it has no active or independent duties to perform in respect of the Shares except as may be specifically provided for herein.
3.          Nominee shall enter into, and execute and deliver as nominee for Owner only, all such instruments as may from time to time be requested by Owner in connection with the Shares.

4.          Nominee shall not exercise any voting rights, or exercise any discretion, in respect of the Shares except as directed by Owner.
5.          Nominee acknowledges, declares, covenants and agrees that all dividends, distributions, revenue or other payments of any nature or kind arising from or related to the Shares or the use thereof shall belong beneficially to Owner, and that Nominee has no beneficial interest in such dividends, distributions or other payments.  Nominee shall promptly remit to Owner all dividends, distributions or other payments of any nature or kind arising from or related to the Shares, which may be received by Nominee as nominal party to any instrument.  Nominee shall incur no liability to any person for making any such remittance as directed in any notice from any secured creditor, or, in the absence of such notice, pursuant to a direction from Owner.  Nominee shall, at the request and expense of Owner, account to Owner for all sums received with respect to the Shares.
6.          Nominee shall promptly deliver to Owner all proxy statements, information statements, offers to purchase, annual reports, quarterly reports and other materials received by Nominee which relate in any way to the Shares.
7.          Nominee shall promptly transmit to Owner copies of all notices, claims, demands or other communications which Nominee may receive and which relate in any way to the Shares.  Nominee, upon the request of Owner, shall be a nominal party to any action in response to or as a consequence of any such matter.  Any such action, proceeding, negotiation or other response shall be conducted by Owner, with counsel selected by Owner, and Nominee shall not, nor shall it be obligated to, take any such action itself, its only obligation being that of a nominal party thereto.
8.          Owner acknowledges, declares, covenants and agrees that it shall be responsible for all encumbrances, charges, costs, expenses, losses, damages, claims, demands and liabilities in any way arising from or related to the Shares, that Nominee has no active duties to perform in connection with the Shares, and that all obligations, responsibilities, acts or omissions pertaining to the Shares shall be the responsibility of and shall be performed or omitted to be performed by Owner.
9.          Owner hereby releases Nominee from any and all liability that Nominee may incur in respect of any action taken by Nominee either pursuant to the authorization or direction of Owner or pursuant to the terms of this Agreement.
10.          It is understood and agreed between the Parties that the relationship between them shall be that of principal and bare nominee only, that there is no intention to create a relationship of partnership, or agency between Owner and Nominee, and that this Agreement should not be construed to create any trust, association or joint venture between Owner and Nominee.
11.          Each of the Parties covenants that it will from time to time as may be deemed necessary and requisite do all such acts and effect such further and other assurances as may be reasonably necessary or desirable to effect and carry out the true intent and purpose of this Agreement.
12.          This Agreement may be terminated at any time prior to the Termination Date by Owner.  In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect, and all right, title and interest in, and benefit to be derived from, the Shares shall return to Owner without further action on the part of Owner or Nominee and Nominee shall have no right, title or interest in, or benefit to be derived from, the Shares thereafter.

13.          This is the entirety of the Agreement.  No changes may be made except in writing and signed by both Parties.
14.          This Agreement shall be construed in accordance with and governed by the laws of the State of New York.
15.          This Agreement may be executed in any number of counterparts.  A Party may enter into this Agreement by executing a counterpart, but this Agreement shall not be effective until each Party has executed at least one counterpart.  Each counterpart shall constitute an original of this Agreement but all the counterparts together constitute the same instrument.
16.          This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
[Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

OLAYAN SAUDI HOLDING COMPANY

Name:
Title:

HANA INVESTMENTS CO. WLL

Name:
Title:

[Signature Page to the Nominee Agreement]